UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (date of earliest event reported): June 4, 2020 (June 4, 2020)

KLX Energy Services Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38609	36-4904146
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1300 Corporate Center Way, Wellington, Florida	33414-2105
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (561) 383-5100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, $0.01 Par Value	KLXE	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operation and Financial Condition.

On June 4, 2020, KLX Energy Services Holdings, Inc. issued a press release announcing financial results for the fiscal quarter ended April 30, 2020. A copy of such press release is furnished herewith as Exhibit 99.1, attached hereto and incorporated herein by reference.

The information in this item, including Exhibit 99.1, is hereby furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Such forward-looking statements, including those regarding the timing and consummation of the proposed transaction with QES, involve risks and uncertainties. KLXE’s and QES’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of KLXE or QES for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLXE or QES; (5) the ability of KLXE and QES to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in KLXE’s and QES’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed in connection with the proposed transactions. For more information, see the section entitled “Risk Factors” and the forward looking statements disclosure contained in KLXE’s and QES’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, KLXE and QES undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, KLXE has filed a registration statement on Form S-4, including a preliminary joint proxy statement of KLXE and QES that will also constitute a prospectus of KLXE (the “Registration Statement”). Each of KLXE and QES also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. After the Registration Statement has been declared effective, the definitive joint proxy statement/prospectus will be mailed to shareholders of KLXE and QES. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about KLXE and QES, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by KLXE will be available free of charge on KLXE’s website at http://www.KLXenergy.com or by contacting KLXE’s Investor Relations Department by email at Tom.McCaffrey@klxenergy.com or by phone at 561-791-5403. Copies of the documents filed with the SEC by QES will be available free of charge on QES’s website at www.quintanaenergyservices.com or by contacting QES’s Investor Relations Department by email at IR@qesinc.com or by phone at 832-594-4004.

Participants in the Solicitation

KLXE, QES and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of QES is set forth in its proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on March 27, 2020, and QES’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020. Information about the directors and executive officers of KLXE is set forth in KLXE’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019, and KLXE’s Annual Report on Form 10-K/A for the fiscal year ended January 31, 2020, which was filed with the SEC on May 29, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement and will be contained other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the definitive Registration Statements, including joint proxy statement/prospectus, regarding the proposed transaction (including any amendments or supplements thereto) and other relevant materials, carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from KLXE or QES using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain facts to be ascertained, the public offer will not be made, directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release, dated June 4, 2020, issued by KLX Energy Services Holdings, Inc. announcing financial results for the fiscal quarter ended April 30, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 4, 2020

KLX ENERGY SERVICES HOLDINGS, INC.

By:	/s/ Thomas P. McCaffrey
	Name:	Thomas P. McCaffrey
	Title:	President, Chief Executive Officer and Chief Financial Officer

Exhibit 99.1

KLX ENERGY SERVICES REPORTS FINANCIAL RESULTS
FOR FIRST QUARTER ENDED APRIL 30, 2020; COMMENTS ON PENDING MERGER WITH QUINTANA ENERGY SERVICES, INC. AND ONGOING COST REDUCTION INITIATIVES

WELLINGTON, FL, JUNE 4, 2020 – KLX Energy Services Holdings, Inc. (“KLX Energy Services” or the “Company”) (KLXE), a leading U.S. onshore provider of mission critical oilfield services, today reported its first fiscal quarter ended April 30, 2020 financial results, commented on ongoing cost reduction initiatives and provided an update on the pending all-stock merger with Quintana Energy Services, Inc. (“QES”), which is expected to close in the second half of 2020.

The oilfield services industry experienced an abrupt deterioration in demand during the second half of 2019, which has continued into 2020 and was further exacerbated by the unprecedented demand destruction being caused by the COVID-19 pandemic. The combination of the Saudi Arabia/Russia oil market share dispute and the demand destruction caused by the COVID-19 pandemic has driven the price of oil to unprecedented levels resulting in decreases in demand for services such as those provided by the Company. The Company responded with contemporaneous cost reductions in all aspects of the Company’s business, which resulted in business rationalization costs, and initial costs related to the pending merger with QES, totaling $14.0 million. In addition, the Company recorded an approximately $208.7 million non-cash asset impairment charge, as required by GAAP, due to the sudden decline in demand for oilfield services such as those provided by the Company. All of these costs and charges aggregated approximately $222.7 million and are presented as “Costs as Defined” in this earnings release.

On a GAAP basis, for the three-month period ended April 30, 2020, revenues of $83.0 million decreased 16.0 percent as compared with the fourth quarter 2019; operating loss, net loss and net loss per diluted share, all of which were negatively impacted by the aforementioned matters and Costs as Defined, were $(235.6) million, $(243.1) million and $(10.52) per diluted share, respectively.

FIRST QUARTER HIGHLIGHTS

•	Announced agreement to merge with QES in an all-stock merger on May 3, 2020, with an expected merger completion date in the second half of 2020.
•	Revenues were $83.0 million, a decrease of 16.0 percent as compared with the fourth quarter 2019
•	Gross profit and gross margin, adjusted to exclude depreciation and Costs as Defined (“Adjusted Gross Profit and Adjusted Gross Margin” respectively), were $15.7 million and 18.9 percent, respectively, up 420 basis points notwithstanding a 16.0 percent decline in sequential quarterly revenues.
•	Adjusted operating loss, exclusive of Costs as Defined, was $(12.9) million[1]
•	Adjusted EBITDA , exclusive of Costs as Defined and non-cash compensation expense, was $2.6 million, up $1.3 million despite the 16.0 percent decline in revenues
•	Adjusted Net Loss and Adjusted Net Loss per diluted share, exclusive of Costs as Defined, were $(20.1) million and $(0.87) per diluted share[2]
•	Implemented additional cost reductions during Q1 2020 which are expected to reduce operating expenses by approximately $30 million on an annualized basis; cumulative cost reduction actions from July 31, 2019 to date are expected to drive approximately $100 million in annualized cost reductions

1 Excludes Costs as Defined

2 Excludes Costs as Defined, amortization and non-cash compensation expense

Adjusted Net Loss and Adjusted Net Loss per diluted share are presented to reflect net (loss) earnings before Costs as Defined, amortization and non-cash compensation expense (“Adjusted Net Loss” and “Adjusted Net Loss per diluted share”). This release includes Adjusted Gross Profit and Adjusted Gross Margin, which exclude depreciation and Costs as Defined. This release includes “Adjusted Operating Loss,” which excludes Costs as Defined. This release also includes “Adjusted EBITDA,” which excludes Costs as Defined, non-cash compensation and amortization expense. Each of the metrics are “non-GAAP financial measures” as defined in Regulation G of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See “Reconciliation of Non-GAAP Financial Measures.”

FIRST QUARTER CONSOLIDATED RESULTS

For the first quarter ended April 30, 2020, revenues were $83.0 million, a decrease of $15.8 million, or 16.0 percent, as compared to the fourth quarter 2019. The decrease in revenues reflects the impact of the COVID-19 pandemic, the impact of the Saudi Arabia/Russia market share dispute and the resulting supply-demand imbalance, which led to an unprecedented deterioration in industry conditions. On a product line basis, completion, production and intervention services contributed approximately 60 percent, 17 percent and 23 percent, respectively, to first quarter revenues. Adjusted Gross Profit and Adjusted Gross Margin were $15.7 million and 18.9 percent, respectively. Adjusted Gross Margin expanded by 420 basis points as compared to the prior quarter despite the 16.0 percent decline in sequential quarterly revenues. The improvement in Adjusted Gross Margin reflects a substantial benefit from the Company’s cost reduction initiatives. Adjusted operating loss was $(12.9) million and Adjusted EBITDA was $2.6 million. Adjusted Net Loss and Adjusted Net Loss per diluted share were $(20.1) million and $(0.87) per diluted share, respectively.

Tom McCaffrey, President, Chief Executive Officer and Chief Financial Officer of KLX Energy Services commented, “As we have previously reported, we initiated an ongoing comprehensive business review and cost rationalization program targeted at aligning our cost structure with customer demand. Specifically, we implemented a reduction in force consistent with expected demand, reduced base compensation, realigned field compensation structure, warm stacked assets and we aggressively cut costs in every area of our business. All of the cost reduction actions we have taken since the end of Q2 2019 are expected to reduce our cost structure by approximately $100 million per year.”

“Our workforce stood at approximately 1,646 employees at the end of the second quarter 2019 (July 31, 2019), and was approximately 790 employees at May 31, 2020, a reduction of 52 percent. By way of comparison, our revenues for the first quarter, as reported today, were $83.0 million, a decline of approximately 49.7 percent as compared with the second quarter 2019 revenues. While painful, these actions were necessary to protect our liquidity in a period of uncertainty, while continuing to provide best-in-class service to our customers.”

“We realized a substantial benefit from our cost rationalization actions in the first quarter of this year as evidenced by the 420 basis point increase in Adjusted Gross Margin on the 16.0 percent decline in sequential quarterly revenues. The incremental benefit realized in our first quarter results, as compared with our fourth quarter costs, was approximately $8 million. During the first quarter, the Company generated $7.0 million of cash flows from operations and approximately $2.2 million in free cash flow and ended the quarter with approximately $126 million in cash and no borrowings under our $100 million credit facility. We believe the Company’s continued tight cost controls and focus on ROIC and free cash flow generation should enhance the Company’s position as a proven value-added partner to our customers, with a strong liquidity profile and a history of providing value added services, while maintaining superior Health, Safety and Environmental standards,” concluded Mr. McCaffrey.

FIRST QUARTER SEGMENT RESULTS

On a GAAP basis, for the quarter ended April 30, 2020, including Costs as Defined, Rocky Mountains segment operating loss was $(37.8) million. Northeast/Mid-Con segment operating loss was $(97.4) million and Southwest segment operating loss was $(100.4) million.

The following is a tabular summary and commentary of revenues, Adjusted Operating Loss and Adjusted EBITDA for the three-month periods ended April 30, 2020 and January 31, 2020 ($ in millions):

	REVENUES
	THREE MONTHS ENDED
Segment	April 30, 2020	January 31, 2020	% Change
Rocky Mountains	$33.8	$46.7	(27.6)%
Northeast/Mid-Con	24.8	24.0	3.3%
Southwest	24.4	28.1	(13.2)%
Total	$83.0	$98.8	(16.0)%

	ADJUSTED OPERATING LOSS[1]
	THREE MONTHS ENDED
Segment	April 30, 2020	January 31, 2020	$ Change
Rocky Mountains	$(3.6)	$(1.1)	$(2.5)
Northeast/Mid-Con	(5.0)	(9.9)	4.9
Southwest	(4.3)	(8.5)	4.2
Total	$(12.9)	$(19.5)	$6.6

	ADJUSTED EBITDA (LOSS)[2]
	THREE MONTHS ENDED
Segment	April 30, 2020	January 31, 2020	% Change
Rocky Mountains	$1.7	$6.3	(73.0)%
Northeast/Mid-Con	0.4	(3.0)	113.3%
Southwest	0.5	(2.0)	125.0%
Total	$2.6	$1.3	100.0%

1 Excludes Costs as Defined and non-cash asset impairment expense

2 Excludes Costs as Defined, non-cash compensation expense and non-cash asset impairment expense

For the quarter ended April 30, 2020, Rocky Mountains segment revenues of $33.8 million decreased by approximately 27.6 percent. Adjusted Operating Loss was $(3.6) million and Adjusted EBITDA and Adjusted EBITDA margin were $1.7 million and 5.0 percent.

First quarter ended April 30, 2019 Northeast/Mid-Con segment revenues of $24.8 million increased by $0.8 million, or 3.3 percent. Adjusted Operating Loss was $(5.0) million and Adjusted EBITDA and Adjusted EBITDA margin were $0.4 million and 1.6 percent, respectively.

For the quarter ended April 30, 2019, Southwest segment revenues were $24.4 million and decreased $(3.7) million, or 13.2 percent, as compared with the fourth quarter of 2019 for the reasons set forth above. Adjusted EBITDA and Adjusted EBITDA margin were $0.5 million and 2.0 percent, respectively.

LIQUIDITY

As of April 30, 2020, cash on hand was approximately $126 million and increased $2.1 million on a sequential quarterly basis. Total long-term debt of $250 million less cash resulted in net debt of approximately $124 million, and the Company’s leverage ratio (net debt divided by LTM Adjusted EBITDA) was 2.3x. There were no borrowings outstanding under the Company’s $100 million credit facility, of which approximately $42 million was available under the Company’s borrowing base. For the three months ended April 30, 2020, net cash flow provided by operations was $7.0 million and free cash flow was $2.2 million. The Company expects capital expenditures of approximately $8 million for the current year.

Quintana Energy Services Update

On May 3, 2020, the Company entered into an all-stock merger agreement with QES. The combined company will have an industry-leading, asset-light product and service offering present in all major U.S. onshore oil and gas basins, with more than $1 billion of pro forma fiscal year 2019 revenue and approximately $106 million in fiscal year 2019 Adjusted EBITDA, excluding an estimated $40 million of annualized cost synergies and a strong liquidity profile with approximately $118 million of cash and a $100 million revolving credit facility.

Over the past five weeks, managements of the Company and QES have been engaged in preliminary integration planning activities. A preliminary version of the Form S-4 joint merger proxy was filed with the SEC on June 2, 2020, and the Company believes the merger will be completed in the second half of 2020.

Mr. McCaffrey commented, “This merger clearly expands the breadth of services offered throughout the life cycle of a well and also provides opportunities to generate incremental revenues for the legacy businesses that may not otherwise have been available. QES will add directional drilling, snubbing and well control services to KLXE’s already broad range of product and service lines. Together, we will be rationalizing two of the largest fleets of coiled tubing and wireline assets, dramatically reducing future capital spending requirements. We expect the merger to facilitate the pull-through of the combined company’s asset-light products and services. In addition, this merger facilitates QES’ decision to reap the benefits from repurposing the vast majority of its recently idled pressure pumping equipment to support the foremost fleet of large diameter coiled tubing assets in North America and to support one of the largest wireline fleets in the U.S.”

Mr. McCaffrey concluded, “KLXE has successfully demonstrated that the provision of coiled tubing services along with our broad range of asset-light products and services results in the addition of new customers and facilitates the capture of a greater share of customer spend. Fundamentally, this transaction allows the combined company to pursue what we know to be a successful, returns (ROIC)-focused strategy, while positioning the combined company to weather the current storm and ultimately, to grow on a significantly-reduced capital expenditure budget. Chris Baker, QES’ CEO, and his team have clearly embraced this philosophy through our preliminary integration planning discussions. Both companies are looking forward to completing the merger and beginning to implement our jointly developed integration plan as we address new market opportunities arising from the combination.”

About KLX Energy Services

KLX Energy Services is a leading U.S. onshore provider of mission critical oilfield services focused on completion, intervention and production activities for the most technically demanding wells. KLX Energy Services’ experienced and technically skilled personnel are supported by a broad portfolio of specialized tools and equipment, including innovative proprietary tools developed by the Company’s in-house R&D team. KLX Energy Services supports its customers on a 24/7 basis from over 40 service facilities located in the major onshore oil and gas producing regions of the United States. For more information, visit the KLX Energy Services website at www.klxenergy.com.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Such forward-looking statements, including those regarding the timing and consummation of the proposed transaction with QES, involve risks and uncertainties. KLXE’s and QES’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of KLXE or QES for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLXE or QES; (5) the ability of KLXE and QES to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in KLXE’s and QES’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed in connection with the proposed transactions. For more information, see the section entitled “Risk Factors” and the forward looking statements disclosure contained in KLXE’s and QES’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, KLXE and QES undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, KLXE has filed a registration statement on Form S-4, including a preliminary joint proxy statement of KLXE and QES that will also constitute a prospectus of KLXE (the “Registration Statement”). Each of KLXE and QES also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. After the Registration Statement has been declared effective, the definitive joint proxy statement/prospectus will be mailed to shareholders of KLXE and QES. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about KLXE and QES, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by KLXE will be available free of charge on KLXE’s website at http://www.KLXenergy.com or by contacting KLXE’s Investor Relations Department by email at Tom.McCaffrey@klxenergy.com or by phone at 561-791-5403. Copies of the documents filed with the SEC by QES will be available free of charge on QES’s website at www.quintanaenergyservices.com or by contacting QES’s Investor Relations Department by email at IR@qesinc.com or by phone at 832-594-4004.

Participants in the Solicitation

KLXE, QES and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of QES is set forth in its proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on March 27, 2020, and QES’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020. Information about the directors and executive officers of KLXE is set forth in KLXE’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019, and KLXE’s Annual Report on Form 10-K/A for the fiscal year ended January 31, 2020, which was filed with the SEC on May 29, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement and will be contained other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the definitive Registration Statements, including joint proxy statement/prospectus, regarding the proposed transaction (including any amendments or supplements thereto) and other relevant materials, carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from KLXE or QES using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain facts to be ascertained, the public offer will not be made, directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

KLX ENERGY SERVICES HOLDINGS, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

(In Millions, Except Per Share Data)

	THREE MONTHS ENDED
	April 30, 2020	January 31, 2020
Revenues	$83.0	$98.8
Cost of sales	92.2	102.4

Gross loss	(9.2)	(3.6)

Selling, general and administrative	17.4	20.8
Research and development	0.3	0.4
Asset impairment charge	208.7	1.2

Operating loss	(235.6)	(26.0)

Interest expense, net	7.4	7.5

Loss before income taxes	(243.0)	(33.5)

Income tax expense (benefit)	0.1	(8.4)

Net loss	$(243.1)	$(25.1)

Net loss per common share:
Basic	$(10.52)	$(1.09)
Diluted	$(10.52)	$(1.09)

Weighted average common shares:
Basic	23.1	23.1
Diluted	23.1	23.1

KLX ENERGY SERVICES HOLDINGS, INC.

BALANCE SHEETS (UNAUDITED)

(In Millions)

	April 30,	January 31,
	2020	2020
ASSETS

Current assets:
Cash and cash equivalents	$125.6	$123.5
Accounts receivable, net	54.9	79.2
Inventories, net	12.1	12.0
Other current assets	11.8	13.8
Total current assets	204.4	228.5
Long-term assets	173.8	394.9
	$378.2	$623.4

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total current liabilities	$63.4	$64.8
Total long-term liabilities	246.7	246.4
Total stockholders' equity	68.1	312.2
	$378.2	$623.4

KLX ENERGY SERVICES HOLDINGS, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

(In Millions)

	QUARTER ENDED
	April 30, 2020	April 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(243.1)	$(5.0)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	16.2	14.8
Asset impairment charge	208.7	-
Non-cash compensation	(0.7)	4.5
Amortization of deferred financing fees	0.3	0.3
Provision for inventory reserve	0.7	0.1
Change in allowance for doubtful accounts	(0.6)	0.9
Loss on disposal of property, equipment and other	0.6	0.8
Changes in operating assets and liabilities
Accounts receivable	25.0	(10.6)
Inventories	(0.8)	(0.3)
Other current and non-current assets	1.2	(0.8)
Accounts payable	(3.2)	(3.8)
Other current and non-current liabilities	2.7	3.3
Net cash flows provided by operating activities	7.0	4.2

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(4.8)	(29.6)
Proceeds from sale of assets	0.2	0.1
Acquisitions, net of cash acquired	-	(27.9)
Net cash flows used in investing activities	(4.6)	(57.4)

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury stock	(0.3)	-
Net cash flows used in financing activities	(0.3)	-

Net change in cash and cash equivalents	2.1	(53.2)
Cash and cash equivalents, beginning of period	123.5	163.8
Cash and cash equivalents, end of period	$125.6	$110.6

KLX ENERGY SERVICES HOLDINGS, INC.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

This release includes Adjusted Net Loss, Adjusted Net Loss per diluted share, Adjusted operating loss, Adjusted operating margin, Adjusted EBITDA (Loss) and free cash flow to reflect net loss before amortization, Costs as Defined and non-cash compensation expense (“Adjusted Net Loss” and “Adjusted Net Loss per diluted share”). This release includes “Adjusted Gross Profit” and “Adjusted Gross Profit Margin,” which exclude Costs as Defined and depreciation. This release also includes “Adjusted EBITDA (Loss),” which excludes Costs as Defined and non-cash compensation expense. Adjusted EBITDA (Loss) is used to calculate the Company’s leverage ratio, consistent with the Company’s bank credit terms of the ABL facility. Each of the metrics are “non-GAAP financial measures” as defined in Regulation G of the Exchange Act. See “Reconciliation of Non-GAAP Financial Measures.”

The Company uses the above described adjusted measures to evaluate and assess the operational strength and performance of the business and of segments of the business. The Company believes these financial measures are relevant and useful for investors because they allow investors to have a better understanding of the Company’s actual operating performance. These financial measures should not be viewed as a substitute for, or superior to, operating earnings, net earnings or net cash flows provided by operating activities (each as defined under GAAP), the most directly comparable GAAP measures, as a measure of the Company’s operating performance.

Pursuant to the requirements of Regulation G of the Exchange Act, we are providing the following tables that reconcile the above-mentioned non-GAAP financial measures to the most directly comparable GAAP financial measures:

KLX ENERGY SERVICES HOLDINGS, INC.

RECONCILIATION OF NET LOSS

TO ADJUSTED NET LOSS PER DILUTED SHARE

(In Millions, Except Per Share Data)

	THREE MONTHS ENDED
	April 30, 2020	January 31, 2020
Net loss	$(243.1)	$(25.1)
Amortization expense	1.0	1.0
Non-cash compensation	(0.7)	4.7
Income taxes	0.1	(8.4)
Costs as Defined[1]	222.7	6.5
Adjusted loss before income taxes	(20.0)	(21.3)
Income taxes	0.1	(8.4)
Adjusted net loss	$(20.1)	$(12.9)

Adjusted net loss per diluted share	$(0.87)	$(0.56)

Diluted weighted average shares	23.1	23.1

1 Costs as Defined in the first quarter relate to goodwill and long-lived asset impairment charge of $208.7 ($1.2 in the fourth quarter), business rationalization and other costs of $11.9 in the first quarter ($3.0 in the fourth quarter), costs related to the merger with QES of $1.1 in the first quarter (none in the fourth quarter) and new product and service line start-up costs of $1.0 ($2.3 in the fourth quarter).

KLX ENERGY SERVICES HOLDINGS, INC.

RECONCILIATION OF CONSOLIDATED NET LOSS TO ADJUSTED EBITDA

(In Millions)

	THREE MONTHS ENDED
	April 30, 2020	January 31, 2020
Net loss	$(243.1)	$(25.1)
Income tax expense (benefit)	0.1	(8.4)
Interest expense, net	7.4	7.5
Operating loss	(235.6)	(26.0)
Costs as Defined[1]	222.7	6.5
Adjusted operating loss	(12.9)	(19.5)
Depreciation and amortization	16.2	16.1
Non-cash compensation	(0.7)	4.7
Adjusted EBITDA	$2.6	$1.3

RECONCILIATION OF ROCKY MOUNTAINS OPERATING LOSS TO ADJUSTED EBITDA
(In Millions)

	THREE MONTHS ENDED
	April 30, 2020	January 31, 2020
Rocky Mountains operating loss	$(37.8)	$(4.1)
Costs as Defined[1]	34.2	3.0
Adjusted Rocky Mountains operating loss	(3.6)	(1.1)
Depreciation and amortization	5.6	5.3
Non-cash compensation	(0.3)	2.1
Rocky Mountains adjusted EBITDA	$1.7	$6.3

RECONCILIATION OF NORTHEAST/MID-CON OPERATING LOSS TO ADJUSTED EBITDA (LOSS)
(In Millions)

	THREE MONTHS ENDED
	April 30, 2020	January 31, 2020
Northeast/Mid-Con operating loss	$(97.4)	$(12.8)
Costs as Defined[1]	92.4	2.9
Adjusted Northeast/Mid-Con operating loss	(5.0)	(9.9)
Depreciation and amortization	5.6	5.7
Non-cash compensation	(0.2)	1.2
Northeast/Mid-Con adjusted EBITDA (loss)	$0.4	$(3.0)

RECONCILIATION OF SOUTHWEST OPERATING LOSS TO ADJUSTED EBITDA (LOSS)
(In Millions)

	THREE MONTHS ENDED
	April 30, 2020	January 31, 2020
Southwest operating loss	$(100.4)	$(9.1)
Costs as Defined[1]	96.1	0.6
Adjusted Southwest operating loss	(4.3)	(8.5)
Depreciation and amortization	5.0	5.1
Non-cash compensation	(0.2)	1.4
Southwest adjusted EBITDA (loss)	$0.5	$(2.0)

1 Costs as Defined in the first quarter relate to goodwill and long-lived asset impairment charge of $208.7 ($1.2 in the fourth quarter), business rationalization and other costs of $11.9 in the first quarter ($3.0 in the fourth quarter), costs related to the merger with QES of $1.1 in the first quarter (none in the fourth quarter) and new product and service line start-up costs of $1.0 ($2.3 in the fourth quarter).

RECONCILIATION OF NET CASH FLOW PROVIDED BY
OPERATING ACTIVITIES TO FREE CASH FLOW
(In Millions)

	THREE MONTHS ENDED
	April 30,	January 31,
	2020	2020
Net cash flow provided by operating activities	$7.0	$4.9
Capital expenditures	(4.8)	(3.4)
Free cash flow	$2.2	$1.5

RECONCILIATION OF GROSS LOSS TO ADJUSTED GROSS PROFIT

(In Millions)

	THREE MONTHS ENDED
	April 30, 2020	January 31, 2020
Gross loss	$(9.2)	$(3.6)
Costs as Defined[1]	9.7	3.0
Depreciation expense	15.2	15.1
Adjusted Gross Profit	$15.7	$14.5

Adjusted Gross Profit	$15.7	$14.5
Revenues	83.0	98.8
Adjusted Gross Margin	18.9%	14.7%

1 Costs as Defined in the first quarter relate to business alignment costs of $8.7 ($0.7 in the fourth quarter) and new product and service line start-up costs of $1.0 ($2.3 in the fourth quarter).

CONTACT:

Tom McCaffrey

President, Chief Executive Officer and Chief Financial Officer

KLX Energy Services Holdings, Inc.

(561) 791-5403

Tom.McCaffrey@klxenergy.com

Ryan Tyler

Vice President, Corporate Development, Financial Reporting and Internal Controls

561-273-7157

Ryan.Tyler@KLXEnergy.com